UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-31410

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE RESTATED COTT USA 401(K)

SAVINGS & RETIREMENT PLAN

5519 West Idlewild Avenue

Tampa, FL 33634

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COTT CORPORATION

6525 Viscount Road Mississauga, Ontario, Canada	5519 West Idlewild Avenue Tampa, FL 33634

The Restated Cott USA 401(K) Savings & Retirement Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator

Restated Cott USA 401(k) Savings & Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Restated Cott USA 401(k) Savings & Retirement Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our auditing procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we have evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplmental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C

Clearwater, Florida

June 17, 2015

The Restated Cott USA 401(K) Savings & Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets
Investments, at fair value	$100,548,529	$99,507,363
Notes receivable from participants	5,102,137	4,691,011

	105,650,666	104,198,374

Liabilities
Excess contributions payable to participants	119,750	1,857

Net assets available for benefits at fair value	105,530,916	104,196,517

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	(75,792)	(58,176)

Net Assets Available for Benefits	$105,455,124	$104,138,341

The accompanying notes are an integral part of these financial statements.

The Restated Cott USA 401(K) Savings & Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2014 and December 31, 2013

	2014	2013
Additions to net assets attributed to
Participant contributions	$5,456,355	$6,125,665
Employer contributions	205,895	2,834,295
Rollover contributions and other deposits	495,159	791,253
Investment income	2,079,198	2,047,722
Interest income on notes receivable from participants	210,310	200,942
Net appreciation in fair value of investments	3,616,570	11,382,348

Total additions	12,063,487	23,382,225

Deductions from net assets attributed to
Benefits paid to participants	10,542,575	8,810,486
Administrative costs	204,129	288,244

Total deductions	10,746,704	9,098,730

Net increase in net assets available for benefits	1,316,783	14,283,495
Net Assets Available for Benefits
Beginning of year	104,138,341	89,854,846

End of year	$105,455,124	$104,138,341

The accompanying notes are an integral part of these financial statements.

The Restated Cott USA 401(K) Savings & Retirement Plan

Notes to Financial Statements

December 31, 2014 and 2013

1. Description of Plan

General

The following description of The Restated Cott USA 401(k) Savings & Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution savings and investment plan under Section 401(k) of the Internal Revenue Code (“IRC”) covering substantially all full-time employees 18 years or older who have completed 90 days of service with Cott Beverages, Inc. (formerly Cott Beverages USA, Inc.), a wholly-owned subsidiary of Cott Corporation (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2008, the Plan was amended to become a safe-harbor Qualified Automatic Contribution Arrangement (“QACA”), pursuant to Section 401(k)(13) of the IRC, as added by the Pension Protection Act of 2006, except with respect to certain union employees. The QACA is a safe-harbor plan design that allows the Plan to automatically satisfy the ADP and ACP tests.

Effective January 1, 2014, the Plan was amended to no longer constitute a safe-harbor QACA, pursuant to Section 401(k)(13) of the IRC and the regulations made thereunder.

Participant Accounts

Participant accounts are credited with units by investment for participant contributions, employer contributions, fund transfers and participant loan repayments. Unit values are calculated daily to reflect the gains or losses of the underlying investments and expenses. Each participant’s account is credited with the participant’s contribution and allocation of Plan earnings (losses). Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the units in the participant’s account by investment multiplied by the appropriate unit values on the valuation date.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company’s common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If a participant fails to provide direction as to voting theirs shares on any issue, New York Life Trust Company, the trustee, will vote the shares as directed by the Plan Administrator.

Contributions

Participation in the Plan is voluntary. All participants are entitled to elect employee contributions to be on a pre-tax basis or as a Roth 401(k) contribution, subject to certain limitations under the Internal Revenue Code. Active participants can contribute up to 90% of earnings, to a maximum of $17,500 for 2014 and 2013 to the Plan in the form of basic contributions. Contributions in excess of those allowed by IRC Section 401(k)(3) are reflected as excess participant contributions. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Plan has been established under Section 401 of the IRC. Therefore, employee contributions, except for Roth 401(k) contributions, are not subject to Federal income withholding tax, but are taxable when withdrawn from the Plan.

For the year ended December 31, 2013, the Company provided for a safe harbor match under their QACA for non-union employee contributions dollar for dollar on the first 1% of the participant’s eligible compensation, and 50% of the next 5% of the participant’s eligible compensation. There was no safe harbor matching contribution made by the Company for the year ended December 31, 2014. For the years ended December 31, 2014 and 2013, respectively, the Company matched up to 3% on the first 3% of participant eligible compensation of San Bernardino union employees. Non-matching Company contributions may be made at the discretion of the Board of Directors of the Company. The Company elected not to make any non-matching contributions for the years ended December 31, 2014 and 2013, respectively. The Company, at its discretion, may make additional discretionary profit sharing contributions to San Bernardino union employees. Discretionary profit sharing contributions were approximately $77,000 and $75,000 during the years ended December 31, 2014 and 2013.

Investment in Cott Corporation common stock is optional for Plan participants.

Vesting

Participant contributions to the Plan plus actual earnings or losses thereon are fully vested at all times. The participant’s share of matching contributions and profit sharing contributions and earnings and losses thereon which were contributed to the plan prior to January 1, 2008 vest in accordance with the following schedule:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

Effective January 1, 2008, the participants of QACA matching contributions and earnings and losses thereon vest in accordance with the safe harbor provisions and the following schedule:

Years of Service	Vesting Percentage
Less than 2 years	0%
2 years	100%

Participants will vest 100% upon attainment of age 65, or in the event of death or disability while employed by the Company.

Investment Options

The Plan provides participants with twenty-two mutual funds, one stable value fund, one money market account and Cott Corporation common stock, as investment options in which to invest their contributions.

Notes Receivable from Participants

Participants may borrow from their accounts up to a maximum of the lesser of $50,000, or 50% of their account balance. The term of the loan shall not exceed 5 years except for loans to purchase a primary residence, in which case the term of the loan shall not exceed 30 years. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus 1% as of the date of loan origination. Principal and interest is paid rateably through payroll deductions.

Benefit Payments

Vested benefits of retired, disabled, or terminated employees are distributed in several methods as elected by the participant or, when applicable, the participant’s beneficiary. The methods of distribution include single lump-sum payments; or provided the participant’s vested account exceeds $5,000, in periodic monthly, quarterly or annual installments; or in periodic partial-sum payments, in accordance with non-discriminatory and objective standards and procedures consistently applied by the administrator; or to the extent the participant’s vested account is invested in employer securities, in a single payment in the form of whole shares of stock, with any fractional shares, and the cash and cash equivalent portions of the underlying unitized stock account, being distributed in cash.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of increases and decreases in net assets during the reporting periods. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell our asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 10 to the Financial Statements).

As described in Accounting Standards Codification No. 962-325-35 (“ASC 962”), “Plan Accounting – Defined Contribution Pension Plans,” investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Plan invests in investment contracts. As required by ASC 962, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis. Therefore, the presentation of the December 31, 2014 and 2013 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation in fair value of its investments which consists of the realized gains and losses and the unrealized appreciation on those investments.

Contributions

Participant and employer matching contributions are recorded in the period during which payroll deductions are made from the participants’ earnings.

Administrative Costs

Substantially all administrative expenses of the Plan are paid by the Plan. Additionally, participant returns are reported net of investment management fees and other administrative expenses.

Benefit Payments

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued and unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative costs and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2014 and 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions and terminate the Plan. Upon a complete or partial termination of the Plan, the account of each affected participant will fully vest. The form and timing of payment will be as determined under the Plan at the time of Plan termination.

4. Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated July 7, 2010, that the Plan, and the related trust, are designed in accordance with the applicable sections of the IRC and therefore, the Plan is qualified and the related trust is tax exempt under the applicable sections of the IRC. The Plan has adopted amendments since receiving the determination letter from the IRS. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires management of the Plan to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

The Plan Administrator has determined that a technical correction of the Plan document is required to comply with IRS Regulations. The Plan submitted the correction through the voluntary correction program (VCP) and received a compliance statement from the IRS that the corrective actions taken have been accepted. The technical correction did not have a material impact on the financial statements of the Plan.

5. Forfeitures

Forfeited nonvested amounts at December 31, 2014 and 2013 were $2,175 and $23,589, respectively. These are included in the Plan’s investments and are available to reduce future employer contributions and pay administrative expenses. Forfeited nonvested amounts used to reduce employer contributions and pay administrative expenses were $53,843 and $59,893 for the years ended December 31, 2014 and 2013, respectively.

6. Common Collective Investment Trust

The New York Life Anchor Account II Fund (the “Anchor Fund”) offered to participants of the Plan was a common collective investment trust fund managed by New York Life Trust Company (“NYLTC”), the trustee. The Anchor Fund consisted of a diversified portfolio of high quality stable value investment contracts issued by life insurance companies, banks and other financial institutions. Income was accrued daily and reinvested in the fund. The accrual of income is reflected in each fund’s unit price which was priced daily and was not held constant.

The key factors that impacted the crediting rate under the contract were the timing and magnitude of the cash flows in and out of the Anchor Fund as well as prevailing market rates on fixed income assets available for investment by the Anchor Fund. The interest crediting rate may be reset not more frequently than daily and not less frequently than quarterly. The interest crediting rate reflects the book yield on the Anchor Fund, adjusted to reflect amortization of any realized gains and losses. The minimum crediting rate is zero, as provided in the contract.

The annualized gross crediting rate under the contract was 2.16% as of December 31, 2013. The annualized net crediting rate under the contract (i.e. the rate credited to participants in the Plan) was 1.51% as of December 31, 2013.

The contract limits the ability of the Plan to transact at contract value upon the occurrence of certain events. These events include:

•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the IRC.

•	Any substantive modification of the Plan that would have a potential adverse financial, legal or administrative impact on the obligations of the Anchor Fund to the Plan.

•	Any transfer of assets from the Anchor Fund directly to a competing investment option.

•	Withdrawals due to events initiated by the Plan including, but not limited to, total or partial Plan termination, mergers, spin-offs, lay-offs, early retirement incentive programs, sales or closings of all or part of the Company’s operations, bankruptcy or receivership.

The contract may be terminated by the contract holder at any time with 30 days written notice to NYLTC. NYLTC will pay a single amount equal to the Anchor Fund account balance as of the termination date projected for a two-year period at an interest rate equal to the effective annual rate applicable, as of the termination date, pursuant to the contract, and discounted back to the termination date at a rate equal to the greater of 1) the effective annual interest rate pursuant to the contract as of the termination date or 2) the yield quoted or estimated by Salomon Brothers Bond Market Roundup for New Issues - Industrials (long term) rated BBB as of the Friday preceding the termination date, or, if such yield is not quoted by Salomon Brothers, such other recognized independent public source of interest rates as NYLTC may reasonably select.

Effective February 3, 2014, the Plan Administrator elected to discontinue the Anchor Fund as an investment option of the Plan and all assets from the Anchor Fund were transferred to the New York Life Guaranteed Interest Account (see Note 7 to the Financial Statements).

7. Stable Value Fund

Effective February 3, 2014, the Plan provided the New York Life Guaranteed Interest Account (“GIA”), a stable value fund managed by New York Life Trust Company (“NYLTC”), the trustee, as an investment option to participants of the Plan. The GIA is a group annuity contract which consists of a broadly diversified fixed income portfolio within New York Life Insurance Company’s (“NYLIC”) general account and is intended to provide a stable crediting rate consistent with preservation of prinicpal. Interest is accrued daily and credited monthly to the GIA and reflects the crediting rate declared in advance and guaranteed by NYLIC.

The key factors that impact the crediting rate under the group annuity contract are the timing and magnitude of the cash flows in and out of the general account as well as prevailing market rates on fixed income assets available for investment by the general account. The interest crediting rate may not be reset more frequently than semi-annually after the first contract year. The crediting rate is subject to a minimum rate provision as provided in the group annuity contract, but may never fall below 1% after deduction for any expenses.

The annualized gross credit rate under the group annuity contract was 2.10% as of December 31, 2014. The annualized net crediting rate under the group annuity contract (i.e. the rate credited to participants in the Plan) was 1.91% as of December 31, 2014.

The group annuity contract provides that, subject to certain limitations, withdrawals for benefit payments at death, retirement, disability, termination of employment, and for loans, hardship withdrawals or in-service withdrawals as permitted by the Plan are completed at contract value. Certain distributions, including but not limited to distributions resulting from employer-initiated events such as Plan termination, merger, spin-off, and early retirement incentives may be completed subject to a market value adjustment, however the Plan Administrator deems these employer-initiated events are not probable to occur.

The group annuity contract may be terminated by the contract holder at any time, provided written notice of terminations is received by NYLTC at least 30 days but not more than 60 days prior to the intended termination date. At contract termination, the Plan may elect to receive either an immediate lump sum distribution subject to a market value adjustment or receive a contract value distribution in 6 annual installments over a period of 5 years.

8. Related-Party Transactions

Fees paid by the Plan for trustee management services amounted to $160,129 and $173,701 for the years ended December 31, 2014 and 2013, respectively. Fees paid by the Plan for auditing services amounted to $44,000 and $76,500 for the years ended December 31, 2014 and 2013, respectively. These fees qualify as party-in-interest transactions and are recorded in administrative costs in the accompanying Statements of Changes in Net Assets Available for Benefits.

The Plan’s investments include shares of Cott Corporation common stock and mutual funds managed by the trustee and therefore these transactions qualify as party-in-interest transactions. Shares of Cott Corporation common stock purchased by the Plan during 2014 and 2013 were 15,880 and nil, respectively. Shares of Cott Corporation common stock sold by the Plan during 2014 and 2013 were 20,350 and 36,400, respectively. Additionally, loans to participants qualify as party-in-interest transactions.

9. Investments

The following table presents the Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013:

	2014		2013
New York Life Guaranteed Interest Account	$12,090,943		$		*
New York Life Anchor Acct II Fund		*		12,120,007
JP Morgan SmartRet 2015 Fund A		*		5,659,958
JP Morgan SmartRet 2020 Fund A	11,412,321			11,417,549
JP Morgan SmartRet 2025 Fund A	15,263,397			14,498,791
JP Morgan SmartRet 2030 Fund A	10,738,823			10,885,606
JP Morgan SmartRet 2035 Fund A	10,758,653			9,898,090
JP Morgan SmartRet 2040 Fund A	7,249,254			7,021,364

*	This item did not represent 5% or more of the Plan’s net assets available for benefits.

During 2014 and 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2014	2013
Stable Value Fund	$230,270	$—
Common Collective Investment Trust	16,728	191,092
Common Stock	(289,974)	108,660
Mutual Funds	3,659,546	11,082,596

	$3,616,570	$11,382,348

10. Fair Value Measurements

Accounting Standards Codification 820 (“ASC 820”), “Fair Value Measurement”, defines fair value as the exchange prices that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

•	Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded and as such are generally categorized as level 1.

•	Mutual Funds and Money Market: Valued at the net asset value (“NAV”) of shares held by the Plan at year end and as such are generally categorized as level 1.

•	Common Collective Investment Trust: Value based on the fair value of the underlying investments (Refer to Note 2 “Investment Valuation and Income Recognition”) and as such is generally categorized as level 2.

•	Stable Value Fund: Value based on the fair value of the underlying investments (Refer to Note 2 “Investment Valuation and Income Recognition”) and as such is generally categorized as level 2

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013. There have been no changes in methodologies used at December 31, 2014 and 2013.

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds
Equity	$11,988,271	$—	$—	$11,988,271
International Equity	3,731,809	—	—	3,731,809
Fixed Income	2,155,052	—	—	2,155,052
Balanced	68,347,008	—	—	68,347,008
Money Market	63,600	—	—	63,600
Common Stock	2,096,054	—	—	2,096,054
Stable Value Fund	—	12,166,735	—	12,166,735

Total assets at fair value	$88,381,794	$12,166,735	$—	$100,548,529

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual Funds
Equity	$11,751,717	$—	$—	$11,751,717
International Equity	3,430,646	—	—	3,430,646
Fixed Income	2,784,202	—	—	2,784,202
Balanced	66,826,705	—	—	66,826,705
Money Market	38,148	—	—	38,148
Common Stock	2,497,762	—	—	2,497,762
Common Collective Investment Trust	—	12,178,183	—	12,178,183

Total assets at fair value	$87,329,180	$12,178,183	$—	$99,507,363

11. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500, which was prepared on a cash basis, as of December 31, 2014 and 2013:

	2014	2013
Net Assets Available for Benefits per the financial statements	$105,455,124	$104,138,341
Plus: Excess contributions payable to participants	119,750	1,857

Net Assets Available for Benefits per Form 5500	$105,574,874	$104,140,198

The following is a reconciliation of participant contributions per the financial statements to the Form 5500 as of December 31, 2014 and 2013:

	2014	2013
Participant contributions per the financial statements	$5,456,355	$6,125,665
Less: Prior year excess contributions payable to participants	(1,857)	(10,599)
Plus: Current year excess contributions payable to participants	119,750	1,857

Participant contributions per Form 5500	$5,574,248	$6,116,923

The Restated Cott USA 401(K) Savings & Retirement Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2014

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,			Current
	Lessor or Similar Party	Description of Investment	Cost**	Value
*	New York Life Guaranteed
	Interest Account	Stable Value Fund	N/A	$12,090,943
	JP Morgan Core Bond Fund A	Mutual Fund	N/A	1,393,639
	Templeton Global Bond Fund Adv	Mutual Fund	N/A	761,413
	Western Asset Core Plus Bond A	Mutual Fund	N/A	664,228
	JP Morgan SmartRet 2015 Fund A	Mutual Fund	N/A	4,994,520
	JP Morgan SmartRet 2020 Fund A	Mutual Fund	N/A	11,412,321
	JP Morgan SmartRet 2025 Fund A	Mutual Fund	N/A	15,263,397
	JP Morgan SmartRet 2030 Fund A	Mutual Fund	N/A	10,738,823
	JP Morgan SmartRet 2035 Fund A	Mutual Fund	N/A	10,758,653
	JP Morgan SmartRet 2040 Fund A	Mutual Fund	N/A	7,249,254
	JP Morgan SmartRet 2045 Fund A	Mutual Fund	N/A	3,024,325
	JP Morgan SmartRet 2050 Fund A	Mutual Fund	N/A	2,033,955
	JP Morgan SmartRet Income A	Mutual Fund	N/A	2,207,532
	RidgeWorth Midcap Value Equity I	Mutual Fund	N/A	1,695,847
	Vanguard 500 Index Fund Admiral	Mutual Fund	N/A	3,627,388
	Invesco Small Cap Value Y	Mutual Fund	N/A	2,183,662
	Mainstay ICAP Select Equity I	Mutual Fund	N/A	1,261,853
	Mainstay Large Cap Growth I	Mutual Fund	N/A	1,734,369
	Pru Jennison Small Company Z	Mutual Fund	N/A	905,101
	Vanguard Extended Market Index Fund Adm	Mutual Fund	N/A	580,051
	Vanguard Mid Cap Growth (Inv)	Mutual Fund	N/A	617,968
	American EuroPacific Growth R3	Mutual Fund	N/A	1,530,407
	Oppenheimer Dev Markets Fund Y	Mutual Fund	N/A	1,583,434
*	Cott Corporation Common Stock	Common Stock	N/A	2,096,054
	PIMCO Money Market Fund Admin	Money Market	N/A	63,600
*	Participant Loans***	Interest rates of 4.25% to 9.25%	N/A	5,102,137

				$105,574,874

*	Party-in-interest as defined by ERISA.
**	Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year or acquired at any time during the Plan’s fiscal year and disposed of any time before the last day of the Plan’s fiscal year, with certain exceptions. Cost information may be omitted with respect to the participant directed investments.
***	Participant loans have maturity dates ranging from 2015 to 2029.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

The Restated Cott USA 401(k) Savings & Retirement Plan

Date: June 17, 2015	/s/ Michael Creamer
Michael Creamer
Corporate Vice President, Human Resources
Cott Corporation

Exhibit Index

Number	Description

23.1	Consent of Independent Registered Public Accounting Firm – Mayer Hoffman McCann P.C.